Exhibit 99.1

ROUMELL ASSET MANAGEMENT, LLC
2 Wisconsin Circle, Suite 640
Chevy Chase, MD 20815

December 3, 2020

Enzo Biochem, Inc.

527 Madison Avenue

New York, New York 10022

Attn: Elazar Rabbani, Ph.D.

Chairman of the Board of Directors, Chief Executive Officer and Secretary

Re:	Email Notice Letter, dated December 1, 2020, from Enzo Biochem, Inc. to Roumell Asset Management, LLC

Dear Dr. Rabbani:

Roumell Asset Management, LLC, a Maryland limited liability company, and its affiliates (collectively, “Roumell”) own in the aggregate approximately 5.8% of the outstanding shares of common stock, par value $0.01, of Enzo Biochem, Inc., a New York corporation (“Enzo” or the “Company”). As a concerned and large shareholder, we find your terse response to the previously delivered notice of nominations and submission of proposals (the “Notice”) unacceptable. Not only did you fail to describe a single deficiency within the Notice, but you failed to even confirm or deny the timeliness of the Notice’s delivery. In light of the Company’s recent encounter with a shareholder who attempted to bring necessary change to the Company’s Board of Directors (the “Board”), it is alarming to see that the Company seemingly learned nothing from its 2019 Annual Meeting of Shareholders experience.

The Company’s silence with respect to any confirmation of the Notice’s timeliness leads us to suspect that the Company may believe the Notice was not timely. This would be an unfortunate position for the Company to take. Under Article II, Section 15 of the Company’s Amended and Restated By-Laws, as amended (the “Bylaws”), shareholders have the ability to nominate candidates for election to the Board at annual meetings of shareholders. In order for a shareholder nomination notice to be considered “timely” under the Bylaws, it must be delivered to the Company on a date that is ninety (90) to one hundred twenty (120) days prior to the earlier of the date of the upcoming annual meeting of shareholders or the anniversary of the prior year’s annual meeting of shareholders. This “earlier of” component creates the potential for a circumstance in which shareholders may be completely disenfranchised because they have absolutely no means of predicting when the cut-off date for nomination submissions will occur, which, coincidently, is exactly what happened this year.1

Fortunately, New York state has provided means for shareholders of New York corporations to nominate candidates for election to boards of directors despite deliberate attempts to disenfranchise them—a shareholder of a New York corporation has the right to nominate directors at an annual meeting after the

1 Article II, Section 15 of the Bylaws requires that a notice of intent to make nominations must be given “…not less than ninety (90) days…prior to the earlier of the date of the meeting or the corresponding date on which the immediately preceding year’s annual meeting of shareholders was held…” (emphasis added). Because the Company set the date of the upcoming annual meeting of shareholders for January 4, 2021, which is before the anniversary of the Company’s 2019 annual meeting of shareholders (which will be February 25, 2021), nomination notices would have been due on October 6, 2020. However, this deadline could not have been calculated until the Company provided notice of the date of the Annual Meeting on November 27, 2020.

nomination deadline has otherwise passed if a “material” change in circumstances caused by the directors of the subject corporation occurs after the nomination deadline. Based on disclosure contained in the Company’s definitive proxy statement in connection with the 2020 Annual Meeting of Shareholders (the “Annual Meeting”), which was filed on November 27, 2020, the period for shareholder nominations in connection with the Annual Meeting ended on October 6, 2020 (“Shareholder Nomination Deadline”). Not only was the Shareholder Nomination Deadline disclosed a full 52 days after it actually took place, giving shareholders zero notice, the Company made several material changes after the Shareholder Nomination Deadline. On November 17, 2020, the Company announced that it was appointing Mary Tagliaferri, M.D. to the Board, which was a full 42 days after the Shareholder Nomination Deadline. Making matters worse, on November 25, 2020, the Company announced that it was making yet another change to the Board, appointing Ian B. Walters, M.D. to the Board, 50 days after the Shareholder Nomination Deadline. As a result of Section 705(c) of the New York Business Corporation Law, each of Drs. Tagliaferri and Walters must be put before shareholders for election at the Annual Meeting despite the Company’s classified Board. We can only take it on faith that in spite of its last minute material Board appointments and each appointee being up for election at the Annual Meeting, it is the Company’s contention that shareholders can no longer contest the Company’s “wisdom” in its appointments. Fortunately for shareholders, the Company is wrong.

In our estimation, the evidence is clear: (1) the Company applied its advance notice bylaw in a way which made compliance with it impossible, thereby thwarting shareholders’ ability to make nominations, (2) there was a “material” change in circumstances after the Shareholder Nomination Deadline and (3) this change was completely unanticipated by shareholders and outside of our control. We have no doubt that with these facts, the Company is obligated to accept the Notice as qualifying and timely. Any other decision by the Company would constitute an obvious incursion of shareholder democracy and would be beneath the dignity of the Board.

For the sake of completeness, we will add an additional reason that the Company should accept the Notice as both qualifying and timely—respect for shareholders, the owners of the enterprise. Due to the Company’s antiquated Bylaws, shareholders do not have many levers to hold directors accountable. We cannot call a special meeting. This leaves the submission of a contested slate at an annual meeting of shareholders as our main means of affecting change to the composition of the Board, which is why we view our request as simply asking the Company to do the right thing—to respect its shareholders, reject entrenchment and embrace shareholder democracy.

However, make no mistake about this, if the Company maintains its high-handed refusal to willingly accept the Notice as qualifying and timely, we are prepared to protect shareholders’ interests with every tool available at our disposal. We hope that the Company reflects on our commitment and reconsiders its decision related to the Notice. If it does not, we will interpret it as yet another example of the Company’s refusal to work constructively with shareholders—another failure of the Company to do the right thing.

Please respond to this request for acceptance and waiver by not later than 5:00 p.m., New York time, on Monday, December 7, 2020. None of the foregoing shall be deemed to abridge or affect my rights as an Enzo shareholder, and I hereby reserve all of my rights as a shareholder.

We look forward to receiving your response.

* * *

Very truly yours,

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
Name:	James C. Roumell
Title:	President

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